

ES
E COMMISSION
20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | January 31, 2007 |
| Estimated average burden hours per response . . . 12.00 | |

| SEC FILE NUMBER |
|---|
| 8- 15771 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2004 (MM/DD/YY) AND ENDING 12/31/2004 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Standard & Poor's Securities, Inc.**

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

55 Water Street, 44th Floor
(No. and Street)

| **New York** | **New York** | **10041** |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

**James F. Weinschenk** **(212)438-4655**
(Area Code – Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**Ernst & Young LLP**
(Name – *of individual, state last, first, middle name*)

| **5 Times Square** | **New York** | **NY** | **10036** |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

X Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2005
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



## OATH OR AFFIRMATION

I, James F. Weinschenk, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Standard & Poor's Securities, Inc., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

James F. Weinschenk
Signature

Controller & Treasurer
Title

Anita L. Whelan
Notary Public

ANITA L. WHELAN
Notary Public, State of New York
No. 02WH4815288
Qualified in Queens County
Commission Expires May 31, 2006

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Changes in Financial Condition.
- □ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- □ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ■ (g) Computation of Net Capital.
- ■ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ■ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ■ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- □ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- □ (m) A copy of the SIPC Supplemental Report.
- □ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Supplemental Report of Independent Registered Accounting Firm on internalcontrol required bySEC Rule 17a-5

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# STATEMENT OF FINANCIAL CONDITION

Standard & Poor's Securities, Inc.

December 31, 2004
with Report of Independent Registered Public Accounting Firm

NEW YORK STOCK EXCHANGE, INC.

OATH OR AFFIRMATION

To the best of our knowledge and belief, the accompanying financial statements and supplemental information pertaining to the firm of Standard & Poor's Securities, Inc., at and for the year ended December 31, 2004 are true and correct. We further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer, and that the financial statements of the Company are made available to all of the Company's New York Stock Exchange, Inc. members and allied members.

Hendrik J. Kranenburg
Chairman of the Board

James W. Mitos
President & Chief Executive Officer

Notary Public: Anita L. Whelan

ANITA L. WHELAN
Notary Public, State of New York
No. 02WH4815288
Qualified in Queens County
Commission Expires May 31, 2006

Standard & Poor's Securities, Inc.

Statement of Financial Condition

December 31, 2004

## Contents



Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

# Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder of
Standard & Poor's Securities, Inc.

We have audited the accompanying statement of financial condition of Standard & Poor's Securities, Inc. (the "Company") as of December 31, 2004. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Standard & Poor's Securities, Inc. at December 31, 2004, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

February 18, 2005

Standard & Poor's Securities, Inc.

Statement of Financial Condition

December 31, 2004

| | |
|---|---|
| **Assets** | |
| Cash | $ 261,841 |
| Commercial paper, at market value *(Note 2)* | 23,053,263 |
| Accounts receivable (at cost, net of allowance of $924,000) | 15,315,679 |
| Due from brokers *(Note 4)* | 4,742,744 |
| Deferred income taxes *(Note 5)* | 556,406 |
| Property and equipment (at cost, net of accumulated depreciation of $837,000) | 69,654 |
| Other assets | 114,398 |
| Total assets | $ 44,113,985 |
| | |
| **Liabilities and stockholder's equity** | |
| Liabilities: | |
| Accrued compensation and other employee benefits | $ 1,317,061 |
| Other accrued liabilities | 896,593 |
| Due to Parent *(Note 3)* | 3,912,335 |
| Research services liability *(Note 1)* | 3,950,674 |
| Total liabilities | 10,076,663 |
| | |
| Stockholder's equity | 34,037,322 |
| Total liabilities and stockholder's equity | $ 44,113,985 |

*See notes to statement of financial condition.*

Standard & Poor's Securities, Inc.

Notes to Statement of Financial Condition

December 31, 2004

## 1. Organization and Basis of Accounting

Standard & Poor's Securities, Inc. (the "Company") is a wholly-owned subsidiary of The McGraw-Hill Companies, Inc. (the "Parent") and is a registered broker-dealer under the Securities Exchange Act of 1934. The Company has material transactions with affiliates. Revenue results from securities transactions directed to the Company by customers to pay for research services. Customers are primarily clients of affiliated companies. These research services are provided by the Company and are purchased from affiliates and others. When the Company purchases such services, it records a corresponding amount in accounts receivable. These receivables will be relieved as commission generating transactions are directed to the Company. When a customer's commission payments exceed its commitment, a liability is established for future research services owed to that customer.

## 2. Summary of Significant Accounting Policies

### Use of Estimates

The statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States which requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Actual results could differ from those estimates.

### Property and Equipment

Property and equipment is recorded at cost and depreciated using the straight-line method over their estimated useful lives.

### Commercial Paper

Commercial paper investments have maturities of less than six months and are rated in one of the three highest categories by at least two of the nationally recognized statistical rating organizations. Commercial paper investments are valued at cost plus accrued interest, which approximates market value.

**2. Summary of Significant Accounting Policies (continued)**

**Financial Instruments**

Statement of Financial Accounting Standards ("SFAS") No. 107, "Disclosure about Fair Value of Financial Instruments," requires the disclosures of fair value information about financial instruments, whether or not recognized in the statement of financial condition, for which it is practicable to estimate that value. At December 31, 2004, the fair value of the Company's financial instruments was not materially different from their respective book value.

**3. Due to Parent**

The amount due to Parent at December 31, 2004 relates primarily to income taxes payable and administrative expenses.

**4. Due from Brokers**

The clearing and depository operations for customers' securities transactions are provided primarily by Merrill Lynch, Pierce, Fenner & Smith Inc. and four other clearing brokers pursuant to clearance agreements. At December 31, 2004, the due from brokers represents cash maintained at the clearing brokers and commissions receivable earned as an introducing broker for the transactions of its customers, net of clearing expenses.

Financial Accounting Standards Board Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45") provides accounting and disclosure requirements for certain guarantees. In the normal course of business, the Company's business activities involve the execution of securities transactions for its customers that are cleared and settled by its clearing brokers. The Company has agreed to indemnify its clearing brokers for losses that the clearing brokers may sustain from the customer accounts introduced by the Company. At December 31, 2004, the total amount of customer balances maintained by its clearing broker and subject to such indemnification was approximately $128,510,088. In accordance with applicable margin lending practices, customer balances are typically collateralized by customer securities or supported by other types of recourse provisions. Unsettled trades at December 31, 2004 were settled without any losses.

**5. Income Taxes**

The Company is included in the consolidated federal income tax return of the Parent. The Parent's consolidated federal tax provision is computed under the provisions of SFAS No. 109 "Accounting for Income Taxes," and is allocated by the Parent among the members of the consolidated group on a separate taxable income or loss basis. The amount payable to the Parent for income taxes at December 31, 2004 was $2,301,435. The Company files separate state and local income tax returns.

The deferred tax asset of $556,406 relates primarily to temporary differences for different accounting methods for bad debts and employee benefits.

**6. Net Capital Requirement**

The Company is subject to the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule (Rule 15c3-1). The Company computes its net capital requirements under the aggregate indebtedness method, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 6 2/3% of aggregate indebtedness, as defined, and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. The SEC requirements also provide that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met. In addition, certain advances, payment of dividends and other equity withdrawals are subject to certain notification provisions of the Rule.

At December 31, 2004, the Company had net capital of approximately $17,992,705 which was $17,323,215 in excess of the required net capital of $669,490. The net capital ratio was 0.56 to 1.

Under the clearing arrangement with the clearing broker, the Company is required to maintain certain minimum levels of net capital and comply with other financial ratio requirements. At December 31, 2004, the Company was in compliance with all such requirements.

**7. Employee Benefit Plans**

The Parent provides certain medical, dental and life insurance benefits for both active and retired employees and their eligible dependents. The medical and dental plans are contributory while the life insurance plan is noncontributory.

**7. Employee Benefit Plans (continued)**

Eligible employees of the Company participate in the Parent's noncontributory defined benefit pension plan under which benefits are based on employee career employment compensation. The Parent also has a voluntary deferred compensation plan under which the Parent matches employee contributions up to certain levels of compensation and an Employee Retirement Account Plan under which the Parent may contribute a percentage of eligible employees' compensation.

The Company has an accrued payable for postretirement healthcare and other benefits allocated by the Parent at December 31, 2004 and the related liability of $345,000 is reflected in the statement of financial condition.

**8. Subsequent Event**

On January 20, 2005, the Company signed a strategic alliance agreement with the Bank of New York for the purchase of certain assets. The agreement is pending regulatory approval, which is expected by February 28, 2005. After such date, the Company will effectively cease operations.